

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05045434

February 18, 2005

D. Michael Lefever
Covington & Burling
1201 Pennsylvania Avenue NW
Washington, DC 20004-2401

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/18/2005

Re: Calpine Corporation
Incoming letter dated January 14, 2005

Dear Mr. Lefever:

This is in response to your letter dated January 14, 2005 concerning the shareholder proposal submitted to Calpine by Hung-Yuan Tu. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
FEB 2 3 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Hung-Yuan Tu
933 Hermosa Avenue
Ridgecrest, CA 93555

COVINGTON & BURLING

1201 PENNSYLVANIA AVENUE NW
WASHINGTON, DC 20004-2401
TEL 202.662.6000
FAX 202.662.6291
WWW.COV.COM

WASHINGTON
NEW YORK
SAN FRANCISCO
LONDON
BRUSSELS


RECD S.E.C.
JAN 14 2005
1086

Securities Exchange Act of 1934
-- Section 14(a); Rule 14a-8(i)(13)

January 14, 2005

BY HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Calpine Corporation – Shareholder Proposal of Hung-Yuan Tu

Ladies and Gentlemen:

We are counsel to Calpine Corporation, a Delaware corporation (the "Company"). The Company has received from Hung-Yuan Tu (the "Proponent") a communication via e-mail on November 9, 2004, enclosing the text of a shareholder proposal (the "Proposal") that the Proponent wishes to have included in the Company's proxy materials for its 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting"). The Proposal was not accompanied by a supporting statement, although the Proposal itself seems to combine elements of a supporting statement. A copy of the communication is attached hereto as Exhibit A.

For the reasons stated in this letter, the Company intends to omit the Proposal from its proxy statement and form of proxy for the 2005 Annual Meeting. The purpose of this letter is to request confirmation that the Division of Corporation Finance (the "Division") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from its proxy materials. As required in Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we have enclosed six copies of this letter and, on behalf of the Company, are simultaneously sending a copy of this letter to the Proponent.

The Proposal submitted by the Proponent reads as follows:

"The price of the Calpine common stock has been decline for several years and is now trading at less than one third of its book value. One of the most important reasons for the poor performance is the financing difficult faced by the company. The depressed stock price excluded the company from financing through equity. Instead, the company is forced to finance through expensive convertible bonds with various costly conditions that, in turn, depress the stock price further. To break the cycle while waiting for electricity demand to return, I propose that the management declare 4% semiannual stock dividends to encourage holding of Calpine stocks and to have the short sellers to pay for the privilege of shorting the Calpine stocks."

Under Rule 14a-8(i)(13), a company may exclude a shareholder proposal if the proposal relates to specific amounts of cash or stock dividends. The Division has interpreted this rule broadly and consistently has permitted the exclusion of shareholder proposals that would establish specific dollar amounts or ranges of dividends or that would create formulas for particular dividend amounts. *See e.g., Host Marriott Corporation* (March 5, 2003) (permitting the exclusion of a proposal recommending that the board of directors "make all efforts to reinstate at least a $1.00 per share dividend"); *Peoples Ohio Financial Corporation* (August 11, 2003) (permitting the exclusion of a proposal urging the board of directors to declare a dividend of 66% of net earnings); *Duke Energy Corporation* (January 9, 2002) (permitting the exclusion of a proposal requesting that the board of directors "distribute earnings more equitably, to include dividend increases for shareholders"); *Excelon Corporation* (March 2, 2002) (permitting the exclusion of a proposal seeking to increase the company's dividend by 10%); *Microsoft Corporation* (July 19, 2002) (permitting the exclusion of a proposal requesting that the board of directors declare a dividend of 50% of 2002 and subsequent year's earnings); *Lydall, Inc.* (March 28, 2000) (permitting the exclusion of a proposal mandating that the company pay a dividend of not less than 50% of net annual income).

The Proponent proposes that the Company declare 4% semi-annual stock dividends. The Proposal is similar to the proposals that were the subject of the no-action letters cited above because it would establish a formula for the payment of dividends. Because the Proposal relates to a specific amount of dividends, the Company believes that the Proposal can be excluded from its proxy materials under Rule 14a-8(i)(13).

In addition to being an impermissible subject for a shareholder proposal, the Proposal does not differentiate between the proposal itself and the Proponent's reasons in support of the Proposal. Under Rule 14a-8(a), a shareholder proposal "should state as clearly as possible the course of action [the shareholder proponent] believes the company should follow." Rule 14a-8(a) also permits a shareholder to submit a statement in support of its proposal. The Commission has stated that it "believes such supporting statements can provide shareholders with background information that may be helpful in considering the proposal . . . . " Release No. 34-20091 (August 16, 1983). The Proposal combines elements of both a proposal and a supporting statement. For instance, the first four sentences of the Proposal set forth background information that other shareholders may wish to assess when evaluating the Proposal, but do not describe the substance of the proposal that the Proponent is recommending to the Company's shareholders. In addition, the last sentence of the Proposal describes the Proponent's proposal relating to a dividend declaration, but provides no background information. Accordingly, for reasons of clarity of presentation, in the event that the Division is unable to concur with the Company that the Proposal can be omitted for the reason cited above, the Company believes that the inclusion of the Proposal should be contingent upon the Proponent separating the submission into a more abbreviated proposal, with the balance becoming the supporting statement.

*   *   *

The Company anticipates finalizing its proxy materials for printing on or about April 8, 2005. Therefore, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at (202) 662-5276 or Kerry Burke at (202) 662-5297.

Very truly yours,



D. Michael Lefever

cc: Lisa Bodensteiner
Yanira Wong

Attachment

Exhibit A

----Original Message-----
From: HUNG-YUAN TU [mailto:tuhy@verizon.net]
Sent: Tuesday, November 09, 2004 10:40 AM
To: Investor Relations
Subject: Proposal for Voting

Dear Sir or Madam:

I am an individual investor. As of today, I own 23,100 shares of Calpine common stocks. I have lost a lot of money due to the poor performance of the Calpine stock. Therefore, I would like to propose to the management to start announcing semi-annual stock dividend to encourage holding of Calpine stocks. Please post the following proposal for voting by the shareholders at the next annual meeting:

" The price of the Calpine common stock has been decline for several years and is now trading at less than one third of its book value. One of the most important reasons for the poor performance is the financing difficult faced by the company. The depressed stock price excluded the company from financing through equity. Instead, the company is forced to finance through expensive convertible bonds with various costly conditions that, in turn, depress the stock price further. To break the cycle while waiting for electricity demand to return, I propose that the management declare 4% semiannual stock dividends to encourage holding of Calpine stocks and to have the short sellers to pay for the privilege of shorting the Calpine stocks."

Thank you very much for your time.

Sincerely,

Hung-Yuan Tu

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Calpine Corporation
Incoming letter dated January 14, 2005

The proposal provides that management declare 4% semi-annual stock dividends.

There appears to be some basis for your view that Calpine may exclude the proposal under rule 14a-8(i)(13). Accordingly, we will not recommend enforcement action to the Commission if Calpine omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13).

Sincerely,



Robyn Manos
Special Counsel